UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 20, 2013

Barclays PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K (EXCEPT FOR THE EXPECTED ISSUE RATINGS SPECIFIED IN THE PRICING TERM SHEET AND INVESTOR PRESENTATION IN SCHEDULE III OF EXHIBIT 1.2 TO THIS FORM 6-K) SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-173886) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The Report comprises the following:

Exhibit No.		Description

1.1	—	Form of Underwriting Agreement—Standard Provisions, dated as of November 13, 2013 (incorporated by reference to Exhibit 1.2 to Amendment No. 1 to the Registration Statement on Form F-3 (No. 333-173886) filed by Barclays PLC on July 29, 2013).

1.2	—	Pricing Agreement between Barclays PLC and Barclays Capital Inc., dated November 13, 2013.

4.1	—	Form of Contingent Convertible Securities Indenture, dated as of November 20, 2013, between Barclays PLC and The Bank of New York Mellon, London Branch, as Trustee (incorporated by reference to Exhibit 4.3 to Amendment No. 1 to the Registration Statement on Form F-3 (No. 333-173886) filed by Barclays PLC on July 29, 2013).

4.2	—	First Supplemental Indenture, dated as of November 20, 2013, between Barclays PLC and The Bank of New York Mellon, London Branch, as Trustee.

4.3	—	The form of Global Note for the 8.25% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (Callable December 2018 and Every Five Years Thereafter) (incorporated by reference to Exhibit A to Exhibit 4.2 above).

5.1	—	Opinion of Sullivan & Cromwell LLP, U.S. counsel to Barclays PLC, as to the validity of the securities.

5.2	—	Opinion of Clifford Chance LLP, English counsel to Barclays PLC, as to the validity of the securities.

8.1	—	Opinion of Sullivan & Cromwell LLP, U.S. counsel to Barclays PLC, as to certain matters of U.S. taxation.

8.2	—	Opinion of Clifford Chance LLP, English counsel to Barclays PLC, as to certain matters of United Kingdom taxation (included in Exhibit 5.2 above).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: November 20, 2013	By:	/s/ Patrick A. Gonsalves
Name: Patrick A. Gonsalves
Title: Deputy Secretary